What makes SkyLynx Flexnet mobile data network the best choice for automatic vehicle location, automated dispatch, two-way messaging, telematics, SCADA and other wireless data applications?

Once you've decided to upgrade your vehicles
to include two-way digital communications,
here are five criteria to evaluate network service providers:

Coverage.

SkyLynx Flexnet's coverage areas provide solid, uninterrupted service. Picture the swiss-cheese coverage maps provided by the cellular companies that show where their voice-optimized networks can deliver calls or data services. Our terrain-friendly network is less susceptible to impediments such as hills, trees or buildings due to the frequency range in which our proprietary digital network operates.

Price.

Priced at *less than half* of competitive satellite service offerings, SkyLynx Flexnet also costs less than many terrestrial mobile wireless data services.

Reporting frequency.

Location and status reports about your vehicles are available as frequently as needed, even as often as every 10 seconds during critical periods. Compare that with a once-per-hour reporting standard from many AVL providers, or once-per-day reports under some satellite contracts.

Data only.

Flexnet is engineered for data communications. As it carries only data, there is no competition with voice traffic, for which other networks are commonly optimized. And since the network is available only to our commercial clients, there are no bandwidth issues from consumers sending pictures, or surfing the Internet.

Flexible Data Delivery and Reporting

Your dispatch center can link relably to the SkyLynx network operations center using either dedicated private data links or the Internet. Using industry-standard TCP/IP communications and secure networking protocols, our interfaces are designed for easy integration with your existing computer-aided dispatch systems.

SkyLynx also enables you to track the locations of your vehicles from anywhere, using only a standard Internet browser. LynxTrax[SM] is SkyLynx's simple and easy-to-use web-based vehicle-location display. You and your key managers simply log in to view the geographic locations of your vehicles on a mapping display. You can choose to see all vehicles at once, or zoom in to check a single vehicle. As a vehicle's location changes, so does the position of its icon on the LynxTrax screen.





SkyLynx FLEXNET

Flexnet is a packet data network optimized for the needs of mobile users. It operates at VHF frequencies that facilitate long-range communications. Flexnet is fully automated – just turn on the radio. No operator interventions are needed. Roam anywhere in the coverage area without the need to change channels.

No licenses are required. SkyLynx has secured the frequencies and FCC licenses needed to operate Flexnet and provide services to fleet operators and other users. SkyLynx monitors its base stations 24 hours a day to ensure uninterrupted service.



SkyLynx WAYradio

The SkyLynx WAYradio is a multi-mode communications system that links your central applications with mobile data terminals and PCs installed in your fleet vehicles. WAYradio is optimized for SkyLynx Flexnet service to provide reliable coverage. These units are remotely programmable, field-upgradable, and highly secure.

From Mobile Units

- Location Reports
- Status Reports
- Load Status
- Closed Trouble Tickets
- Completed Work Orders
- Stock Inquiries
- Engine Statistics
- Vehicle Speed and Direction
- Forms Data
- Emergency Signal
- Destination Information

To Mobile Units

- Dispatch Assignments
- 9-1-1 Address Info
- Call Assignments
- Depot Stops
- Assignment Pickups or Deliveries
- New Trouble Tickets
- New Work Orders

Continuous, near-instant knowledge about the location and status of every vehicle in your fleet enables faster response to critical situations and more efficient use of these assets. SkyLynx is your most reliable – and economical – choice.

SkyLynx Communications, Inc. uniquely integrates a wide variety of wireless communications services into a single robust mobile data network, achieving high reliability and lowering operating costs.

About SkyLynx Communications, Inc.

SkyLynx Communications, Inc. [OTC BB: SKYC] is a provider of data wireless services for vehicle tracking and data communications for mobile and static applications. Our wireless network is being deployed on a national and international basis and has been well received for its ability to provide broad geographic coverage cost effectively. The SkyLynx Flexnet network's ability to track vehicles is less affected by topography, buildings, trees or other hindrances than those utilizing higher frequencies. It has a range many times greater than that of cellular and 3G systems, and it costs significantly less than satellite tracking.

Please visit our website at www.skylynx.com
or contact us at any of our locations.

Por favor visite nuestra pagina de Internet www.skylynx.com/esp
o póngase en contacto con nosotros en cualquiera de nuestras oficinas.

Corporate Headquarters
5011 Ocean Boulevard
Sarasota, FL 34242 USA
Phone +1 941-346-7660
Fax +1 941-346-7730

Operations and Development Office
643 Strander Boulevard
Seattle, WA 98188 USA
Phone +1 206-575-1910
Fax +1 206-575-1877

Sales Office
3216 Green Haven Circle
Highlands Ranch (Denver), CO 80126 USA
Phone +1 720-348-1800
Fax +1 303-683-1081

SkyLynx Communications de Costa Rica S.A.
Sales Office
Galeria Ramierz
Valido Av. Central C. 5 y 7
San Jose, Costa Rica
Phone +506 289-3575
Fax +506 377-5635



What makes

SkyLynx
FLEXNET

mobile data network
worth paying less for?

. . . for automatic vehicle location, automated dispatch, two-way messaging, telematics, SCADA and other wireless data applications.